FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 12 October 2006 that Lehman Brothers International (Europe) had a notifiable interest as at 10 October 2006 in 366,310,443 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.19% of the ordinary shares in issue.


A copy of the letter of notification, is quoted below.


N S Black
Assistant Secretary
HSBC Holdings plc


Letter to HSBC Holdings plc dated 12 October 2006 from Paul MacDonald, Compliance Department - Europe, Lehman Brothers International (Europe)


"Dear Sir/Madam,

                      S198 Companies Act 1985 (the "Act")


We write to inform you, pursuant to s198 of the Act, that as at the close of business on 10th October 2006, Lehman Brothers International (Europe) had an interest in 366,310,443 ordinary shares of HSBC Holdings Plc (the "Company"). This represents 3.19% of the outstanding share capital of the Company.



Yours faithfully
For & on behalf of Lehman Brothers




Paul MacDonald
Compliance Department - Europe"






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 October, 2006